Exhibit 99.1

DoubleDown Interactive Reports Second Quarter 2022 Results

SEATTLE, WASHINGTON – August 9, 2022 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, today reported its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Summary vs. Second Quarter 2021

•	Revenues decreased from $93.2 million in the second quarter of 2021 to $80.6 million in the second quarter of 2022.

•

Operating costs increased from $71.5 million in the second quarter of 2021 to $128.6 million in the second quarter of 2022 due to a $71.5 million non-cash accrual which was included in General and Administrative expenses associated with previously announced legal proceedings related to the Benson class action complaint.

•

Adjusted EBITDA decreased from $31.1 million for the second quarter of 2021 to $26.1 million for the second quarter of 2022, resulting in an Adjusted EBITDA margin of 32.4% for the second quarter of 2022, compared to an Adjusted EBITDA margin of 33.4% for the second quarter of 2021.

•

Net income was a loss of $34.1 million, or a loss of $13.75 per common share on a fully diluted basis (a loss of $0.69 per American Depositary Share (“ADS”)) in the second quarter of 2022, compared to net income of $18.4 million, or $8.32 per common share on a fully diluted basis ($0.42 per ADS) in the second quarter of 2021. Note each ADS represents 0.05 share of a common share.

•	Average Revenue Per Daily Active User (“ARPDAU”) decreased from $0.99 in the second quarter of 2021 to $0.95 in the second quarter of 2022.

•	Average monthly revenue per payer increased from $218 in the second quarter of 2021 to $226 in the second quarter of 2022.

“Our flexible cost structure allowed us to generate another quarter of healthy Adjusted EBITDA margins in excess of 30% and higher than the prior quarter, as our second quarter operating costs, excluding a non-cash accrual, decreased over 20% from the prior year, also contributing to positive free cash flow and net income,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “We recorded these results despite industry-wide headwinds relating to difficult year-over-year comparisons during a period of COVID-related lockdowns in 2021 and recent global inflation concerns that are impacting player behavior. Going forward, we expect our resilient business model to continue driving positive financial performance, while operationally we will strive to expand our business through a combination of improvements to our flagship game, DoubleDown Casino, and the addition of new gaming apps outside of social casino.”

“Additionally, we are continuing to evaluate strategic M&A opportunities that can leverage our core capabilities and diversify our revenue stream outside of social casino. Although there can be no certainty as to timing or completion of any suitable M&A opportunity, we believe the overall acquisition environment is beginning to offer better alignment in buyer and seller valuation expectations, which is encouraging given our strong balance sheet that includes $171 million of cash and cash equivalents and short-term investments, net of debt and non-cash accruals, at the end of the second quarter.”

Summary Operating Results for Double Down Interactive (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue ($MM)	$80.6	$93.2	$166.1	$189.9
Total operating expenses	128.6	71.5	189.4	142.5
Loss Contingency	71.5	3.5	71.5	3.5
Adjusted EBITDA ($MM)	26.1	31.1	53.4	64.2
Net income ($MM)	$(34.1)	$18.4	$(15.6)	$37.8
Net income margin	(42.3%)	19.8%	(9.4%)	19.9%
Adjusted EBITDA margin	32.4%	33.4%	32.1%	33.8%

Non-financial performance metrics
Average MAUs (000s)	2,328	2,441	2,319	2,544
Average DAUs (000s)	940	1,033	958	1,057
ARPDAU	$0.95	$0.99	$0.96	$0.99
Average monthly revenue per payer	$225.66	$217.63	$225.54	$215.03
Payer conversion	5.2%	5.8%	5.3%	5.8%

Second Quarter 2022 Financial Results

Revenue in the second quarter of 2022 was $80.6 million, a 14% decrease from the second quarter of 2021. The decrease was primarily due to the lifting of stay-at-home orders and other COVID-related restrictions in the second quarter of 2022 compared to the prior year as well as changes in player behavior relating to inflation and global economic concerns.

Operating expenses in the second quarter of 2022 were $128.6 million, a 71% increase from the second quarter of 2021. The increase was due to a non-cash accrual of $71.5 million which was included in General and Administrative expenses reflecting an increase in the low end of the reasonably possible range of loss of $75 million to $201.5 million associated with previously announced continuing legal proceedings in the Benson class action complaint.

Net income in the second quarter of 2022 reflected a loss of $34.1 million, or a loss of $13.75 per common share (a loss of $0.69 per ADS) on a fully diluted basis, compared to net income of $18.4 million, or $8.32 per common share ($0.42 per ADS) on a fully diluted basis, in the second quarter of 2021. Note each ADS represents 0.05 share of a common share.

Adjusted EBITDA in the second quarter of 2022 was $26.1 million, a decrease compared to $31.1 million in the second quarter of 2021. The decrease was primarily due to lower revenue.

Net cash flows provided by operating activities for the second quarter of 2022 was $21.1 million, compared to $21.8 million in the second quarter of 2021. The decrease was primarily due to the impact of foreign exchange.

Conference Call

DoubleDown will hold a conference call today (August 9, 2022) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To access the call, please use the following link: DoubleDown Second Quarter 2022 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 10 minutes before the start of the call.

A simultaneous webcast of the conference call will be available with the following link: DoubleDown Second Quarter 2022 Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast.

A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our Form 6-K to be filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following four line items: (i) remeasurement gains; (ii) acquisition expenses; (iii) amortization expenses related to intangible assets acquired; and (iv) depreciation expense. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except percentages)	2022	2021	2022	2021
Net income	$(34.1)	$18.4	$(15.6)	$37.8
Income tax expense	(12.0)	2.8	(6.0)	9.5
Income before tax	(46.1)	21.3	(21.6)	47.4
Adjustments for:
Depreciation and amortization	1.5	5.9	3.7	13.3
Loss contingency	71.5	3.5	71.5	3.5
Interest expense	0.5	0.5	0.9	1.0
Foreign currency transaction/remeasurement (gain) loss	(5.8)	(0.3)	(7.7)	(0.5)
Short-term investments (gain) loss	4.0	0.0	5.8	0.0
Other income (expense), net	0.6	0.2	0.7	(0.5)
Adjusted EBITDA	$26.1	$31.1	$53.4	$64.2
Adjusted EBITDA margin	32.4%	33.4%	32.1%	33.8%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$192,908	$242,060
Short-term investments	91,526	—
Accounts receivable, net	19,747	21,875
Prepaid expenses, and other assets	7,552	6,817

Total current assets	$311,733	$270,752
Property and equipment, net	369	384
Operating lease right-of-use assets, net	5,268	6,830
Intangible assets, net	50,057	53,679
Goodwill	633,965	633,965
Deferred tax asset	2,002	2,616
Other non-current assets	1,435	1,582

Total assets	$1,004,829	$969,808

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	14,116	14,752
Short-term operating lease liabilities	3,127	3,076
Contract liabilities	1,612	2,246
Litigation accrual and other current liabilities	77,687	730

Total current liabilities	$96,542	$20,804
Long-term borrowings with related party	38,673	42,176
Long-term operating lease liabilities	3,011	4,688
Deferred tax liabilities, net	15,905	28,309
Other non-current liabilities	7,642	9,953

Total liabilities	$161,773	$105,930

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	671,831	671,831
Accumulated other comprehensive income	17,774	23,033
Retained earnings	132,254	147,816

Total shareholders’ equity	$843,056	$863,878

Total liabilities and shareholders’ equity	$1,004,829	$969,808

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	$80,570	$93,228	$166,056	$189,895
Operating expenses:
Cost of revenue(1)	27,497	32,490	56,345	66,338
Sales and marketing(1)	18,051	20,024	37,842	39,752
Research and development(1)	4,333	4,407	9,013	10,098
General and administrative(1)	77,180	8,706	82,450	13,010
Depreciation and amortization	1,493	5,869	3,706	13,345

Total operating expenses	$128,554	$71,496	$189,356	$142,543

Operating income	$(47,984)	$21,732	$(23,300)	$47,352

Other income (expense):
Interest expense	(454)	(512)	(925)	(1,021)
Interest income	586	32	794	83
Gain on foreign currency transactions	193	163	315	406
Gain (loss) on foreign currency remeasurement	5,646	93	7,415	138
Gain (loss) on short-term investments	(4,045)	—	(5,806)	—
Other, net	(20)	(249)	(55)	408

Total other income (expense), net	$1,906	$(473)	$1,738	$14
Income before income tax	$(46,708)	$21,259	$(21,562)	$47,366

Income tax (expense) benefit	12,022	(2,837)	6,000	(9,528)

Net income (loss)	$(34,056)	$18,422	$(15,562)	$37,838

Other comprehensive income (expense):
Pension adjustments, net of tax	239	15	(287)	(40)
Gain (loss) on foreign currency translation	(3,526)	(114)	(4,972)	1,215

Comprehensive income (loss)	$(37,343)	$18,323	$(20,821)	$39,013

Earnings per share:
Basic	$(13.75)	$8.32	$(6.28)	$17.09
Diluted	$(13.75)	$8.32	$(6.28)	$17.09
Weighted average shares outstanding:
Basic	2,477,672	2,214,522	2,477,672	2,214,522
Diluted	2,477,672	2,214,522	2,477,672	2,214,522

(1)	Excluding depreciation and amortization

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Six months ended June 30,
	2022	2021
Cash flow from (used in) operating activities:
Net Income	$(15,562)	$37,838
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,706	13,345
(Gain)Loss on foreign currency remeasurement	(7,415)	(138)
(Gain)Loss on short-term investments	5,806	—
Deferred taxes	(11,988)	522
Working capital adjustments:
Accounts receivable	493	(8,966)
Prepaid expenses, other current and non-current assets	(844)	503
Accounts payable, accrued expenses and other payables	904	794
Contract liabilities	(634)	(521)
Income tax payable	—	(5,602)
Other current and non-current liabilities	75,046	6,065

Net cash flows from (used in) operating activities	$49,512	$43,840
Cash flow from (used in) investing activities:
Purchases of intangible assets	(3)	(1)
Purchases of property and equipment	(99)	(82)
Disposals of property and equipment	6	3
Purchases of short-term investments	(235,391)	—
Sales of short-term investments	141,001	—

Net cash flows from (used in) investing activities	$(94,486)	$(80)
Cash flow from (used in) financing activities:
Net cash flows from (used in) financing activities:	—	—

Net foreign exchange difference on cash and cash equivalents	(4,178)	(690)

Net increase (decrease) in cash and cash equivalents	$(49,152)	$43,070

Cash and cash equivalents at beginning of period	$242,060	$63,188
Cash and cash equivalents at end of period	$192,908	$106,258

Cash paid during year for:
Income taxes	$9,334	$13,646